Members of the P&F Compensation Committee
Kenneth Scheriff
Jeffrey Franklin

(and Board of Directors)


-- via e-mail --

December 26, 2011

Gentlemen:

I hope you had a pleasant holiday. While I'm sure our company's recent 8-K filing was not intended to be a "seasonal present" to the outside shareholder base, I have to admit I took it as a "beacon of hope," for your leading us towards the eventual "promised land" of a fully independently governed P&F, that provides the vigorous level of oversight of Mr. Horowitz that is both desperately needed, and required. Likewise, on the Nominating Committee's addition of Mr. Brownstein to its ranks...

....And yet, we are not where we need to be yet.   Even with Mr. Kalick's
stepping down (next year) from the board, there will remain 4 of the "Horowitz 4" on the board (Messrs. Horowitz, Goldberg, Solomon, and Dubofsky), as compared to 4 "bonafide unattached" independent directors in Utay, Scheriff,
Franklin, and Brownstein.   With this in mind, it is imperative that the board
be reconstituted in a fashion such that decisions on things like future acquisitions are not deadlocked between the "Horowitz 4," and you other 4 (with Richard breaking ties?), such that horribly misplaced priorities, for P&F's broader shareholder base, are not inappropriately pursued, resulting in poor allocation of capital, or worse, allocation of capital for the self-serving ends of Mr. Horowitz, as has clearly happened in the past.

It is my hope, therefore, that the independent members of the board will understand what is at stake, and will seek to fill the Kalick seat with a new bonafide independent member, who is sourced from, or with the approval of, your
major outside shareholders.    Alternatively, the board size could be
permanently reduced to 7, and one more of the "Horowitz 4" could choose to step
down from the  board.   In such a way, we can arrive at a point where the
Street can finally be assured, PRIMA FACIE, that P&F is being operated as a bonafide public company, and not primarily for the private gain of Richard
Horowitz.   You've taken a number of bold and important  steps over the last 18
months, and I applaud you for it.   I can assure you that these steps do not go
unnoticed on the Street, and will, over time, allow the company to be accorded, I am convinced, a higher value, as P&F, and its board, attains a fundamental CREDIBILITY in the marketplace, as the board builds its reputation
as an overseer.   Bravo!

But, again, there's still work to be done.   Nothing could more signify the
independence of the board, than the establishment of a contract, for P&F's next CEO, that is appropriate to the company's level of income, sales, level of
CEO responsibility in a holding  company structure, and peer group norms.   I
fully expect (and demand!) that, should Mr. Horowitz seek, again, to extract an amount from our company that is triple the peer group norms, despite his poor performance, that he will promptly be shown the door, and that other candidates will be interviewed for the position...or the position will be
considered for "downsizing" or possible  elimination.   There is nothing that
says that a one-third shareholder, as the son of the founder of the company,
has to remain  employed by the company, just because of his family name.   Or
worse, because of who he is "connected" to on "his" board. That's outrageous. Similarly, Mr. Horowitz's penchant for "high living," and the attendant income requirements, are SIMPLY IRRELEVANT to P&F's shareholder base, and I daresay that a self-respecting Chairman of the Board of P&F, would damn well be able to separate his  own personal needs and desires....from his responsibilities to
his entire shareholder base.   It is quite clear, from history, that  Horowitz
has not, and is NOT CAPABLE of engaging the scruples required in this kind of self-reflection...this to the detriment of P&F's ability to build shareholder value for all, and, more importantly, from your perspective, to the detriment of the image of integrity of P&F's board!

The fact of the matter is: Richard's salary, under his current contract, was restored, and it absolutely SHOULD NOT have been. If Richard had any measure of self-respect, vis a vis his credibility with the outside shareholder base, and his self-image as a fiduciary, he would have INSISTED on a permanent reduction (even if token!), for the remaining life of the contract. The fact
that  he did not is morally damning.   This is a major strike against Richard,
as it shows that his first loyalty is to himself, and not to the reality of a shrunken down P&F, which HE should have willingly and readily taken
responsibility for.   Should this not be a  major consideration of yours, in
discussion of potential renewal of his contract?   Does the board want to
"re-hire" someone who, I believe, has clearly evidenced he cannot be trusted as a fiduciary...and cannot be trusted to separate, in his OWN mind, his role as Chairman, versus his role as CEO?

With all of this in mind, I soberly remind you that your good names are being
counted on, in the current contract renewal  discussions.   I was NOT pleased
that the whole impression at the annual meeting that was provided to me was
that it was really "up  to Richard" whether he stays or goes.   I appreciate
your disabusing me of that notion, in our private phone call in September, but the very troubling question is: Why was anyone afraid to publicly disabuse
RICHARD of that notion, AT the annual meeting?   Why was  everyone afraid to
assert the factual reality that it is not "up to Richard," ultimately, whether
he stays or whether he goes?   Why  was the CEO not, at least gingerly,
"slapped down" at the annual meeting, as he rightly should have been??   And
why has this board, historically, "walked on eggs" around Mr. Horowitz, cow-towed to him, and ENABLED him, in his grandiosity, and self-absorption?

This is all the more reason why my previous request (and subsequent demand) that you separate the Chairman and CEO roles remains a CRITICAL imperative at
P&F.    Richard needs to be FORCED to think of himself as accountable to something outside of himself, as it comes to running P&F. Where we got into trouble, I am fully convinced, is that the two of you, and Marc, despite being fundamentally decent men, did not have the VOTES to prevent Richard's cronies from pushing through things that exclusively favored Richard, and were ultimately INTENDED to favor Richard, without appropriate thought or consideration to building value for ALL. I am relieved that you have asserted yourselves, over time...but I remain frustrated that this board has had to be PUSHED, in a number of cases, to take the actions that need to be taken.

In that regard, besides separating the Chairman and CEO roles, the other thing that simply MUST be done, for the sake of YOUR credibility, is the immediate releasing of the list of peer group companies, from the outside compensation review you are utilizing. I full well understand the GAME that the board has been playing with this issue, with regard to my demands. If it releases the peer group list from the previous Nadel review, I expect such information would be highly damaging to the previous Goldberg/Solomon Compensation Committee's
claim to integrity.   Since the "Horowitz board," as a majority, is committed
to protecting Richard's  cronies, a majority of the board has voted to not
release Nadel.   You have (apparently) further voted to not release the peer group from the current compensation study because there would be an implication of silence and secrecy in not releasing the Nadel group. With malice towards none, and charity for all, let me, therefore, propose, at this time, a COMPROMISE, that involves looking to a better future for P&F, while moving on from the recriminations of the past:

I WILL CEASE ALL PUBLIC DEMANDS FOR A RELEASE OF THE PREVIOUS GOLDBERG/SOLOMON NADEL COMPENSATION REVIEW, IF THE BOARD AGREES TO IMMEDIATELY RELEASE THE PEER
GROUP LIST FROM THE CURRENT REVIEW YOU ARE UTILIZING.   It is absolutely
imperative that you do this, as it is the job of the Scheriff/Franklin Compensation Committee to show transparency, and build confidence, that the
basis for your  decision is rooted in what is FAIR and APPROPRIATE.   As you
full well know, your outside shareholder base has NO conviction of this, with regard to the previous compensation committee, and the board has thumbed its nose at providing any reassurance, in this regard. (The board wouldn't even disclose to me whether and which of its directors have reviewed the previous
Nadel peer group,  which is, frankly, despicable.)   The notion that P&F's
small size justifies "running away" from an obligation that you would otherwise be required to fulfill, as a public company (especially considering what went on with the previous compensation committee), would only serve to keep the kind of "dark cloud" over the Scheriff/Franklin Compensation
Committee, that hung over Goldberg/Solomon  Compensation Committee.   Release
the peer group now, and show your shareholder base that you have pledged to operate in a context of openness and accountability for the future. Is that really too much to ask? When, as I expect, you come up with a compensation arrangement for Mr. Horowitz that is (presumably) lower than the expiring contract, but still WAY above peer group norms, as indicated by Proxy
Governance, myself, Lawndale Capital, or other observers....but you are not willing to RELEASE that peer group list, is there any reason you shouldn't expect to be called on the carpet for that?

Finally, with the recent weakness in P&F stock, I have been increasing my position, and am now up to 7.9% ownership, which is less than 2000 shares shy of the 8.0% level that would require my filing a 13D Amendment. (This
represents, I should note, my largest  position EVER in P&F.)   I fully expect
to "trigger" that requirement this week. It would be nice if I could say that one of the reasons that I have been increasing my position in P&F stock is because I think that, besides the asset base, and going concern value of the company, that the governance of the company is improving at a rate that
justifies, in my mind, a higher public market  valuation.   Your fulfilling
some of the requests I note above....but most importantly, hiring on P&F's next
CEO for a pay package  that is CREDIBLE, would go a long way in this regard.

Let me just suggest, before closing, we need to be buying back stock. A Dutch Tender for up to 500,000 shares at $4-5 is a wonderful way to increase value that, in my mind, is likely more accretive than ANY possible acquisition candidate. I believe we now have the financial strength to be entertaining
this kind of move.   It would also be a wonderful expression of confidence, on
the part of management and the board, in the future value of our company.

Please respond to me promptly, and acknowledge my requests, either personally,
in writing, or in an 8-K, as appropriate.    Considering the board's spirit of
increased cooperation, of late, I would prefer to return to private communication, versus public, if at all possible, for these kinds of
discussions.   That is the spirit under which this e-mail is sent.

With respectful cordiality....and great hope...

Timothy Stabosz